WPS Resources Corporation
700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-4901

June 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	WPS Resources Corporation Registration Statement on Form S-3 Originally Filed January 12, 2005 Amended March 21, 2005 File No. 333-121971

“Tandy” Letter

Ladies and Gentlemen:

        WPS Resources Corporation (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission commenting on the above-referenced Registration Statement (the “Registration Statement”), hereby acknowledges that:

•	should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement;

•	the action of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

WPS RESOURCES CORPORATION

/s/ Larry L. Weyers
Larry L. Weyers
Chairman, President and Chief Executive Officer